

June 7, 2023

Liron Carmel
Chief Executive Officer
Medigus Ltd.
10 Hanechoshet, 4th Floor
Tel-Aviv 6971072, Israel

> **Re: Medigus Ltd.**
> **Registration Statement on Form F-3**
> **Filed May 16, 2023**
> **File No. 333-271984**

Dear Liron Carmel:

We have limited our review of your registration statement to the issue we have addressed in this comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments.

Registration Statement on Form F-3

General

1. Refer to your Annual Report on Form 20-F filed on May 3, 2023 and note 21 to your consolidated financial statements where you disclose several recently completed acquisitions, including Scisparc Nutraceuticals, Fort, and Fuel Doctor, among others, but did not provide audited or pro-forma financial information. Please tell us how you considered these acquisitions, both individually and in the aggregate, in concluding that audited financial statements and pro-forma financial information was not required. As part of your response, consider Article 3-05 and Article 11 of Regulation S-X, Rule 1-02(w) of Regulation S-X, and Item 5(b)(1)(i) of Form F-3.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Matthew Derby, Legal Branch Chief, at (202) 551-3334 with any questions.

Sincerely,

Division of Corporation Finance
Office of Technology